

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2009

Mr. David A. Minella
Chairman and Chief Executive Officer
Propsect Acquisition Corp.
9130 Galleria Court, Suite 318
Naples, Florida 34109

Re: Prospect Acquisition Corp.
Registration Statement on Form S-4
Filed September 24, 2009
File No. 333-162116

Dear Mr. Minella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You filed the Form S-4 registration statement on September 24, 2009. We note that you will be required to dissolve and liquidate if no business combination occurs by November 14, 2009. Provide us with a detailed, written explanation of the proposed and contemplated timetable that you believe will be necessary under these circumstances, including the date and time by which you believe the Form S-4 would need to be declared effective. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would

need to be made with the Delaware Secretary of State and the normal processing time for such filings.

2. Please provide an analysis explaining why you believe the proposed changes to your warrants are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such new securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

3. Please disclose when and where the Kennedy-Wilson shareholders' meeting will occur. To that effect, we note that it does not appear that as of the date of the prospectus, Kennedy-Wilson's shareholders have voted on the merger. We further note, however, that your founders and their affiliates may make purchases of Prospect shares in order to gain approval of the merger. Please provide us with your analysis of these events within the context of Regulation M.

4. Refer to the comment above. We note that your founders and their affiliates may offer to purchase common stock issued in your initial public offering. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases.

5. In your amendment, please revise to disclose the amount currently in the trust.

6. Throughout your prospectus you rely heavily on the use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, you capitalize terms such as "Merger Agreement," "Dissenting Shares," "Merger Proposal," etc. Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.

Outside Front Cover Page of Prospectus

7. Much of the information that you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

8. Please remove the references to information incorporated by reference and the important business and financial information about Prospect and Kennedy-Wilson that is not included or delivered with this document. You must include all required and material information in the prospectus and registration statement.

Notice of Special Meeting of Warrantholders

9. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." It appears that you intend to "bundle" the amendment of the public warrants with the amendment of the sponsor warrants. Please unbundle sub-item (2) from Item 1 regarding the amendment and restatement of the terms of the sponsor warrants purchased by certain affiliated parties.

Notice of Special Meeting of Stockholders

10. In the next amendment, please unbundle the items now grouped together as Item (2) regarding the amendment and restatement of your certificate of incorporation, except to the extent the changes to the certificate of incorporation are immaterial. For example, the increase in authorized shares should be identified as a separate matter. You can make passage of one unbundled item contingent upon passage of another.

Table of Contents, page i

11. Please provide a specific page number for where shareholders can locate information about conversion rights and the process by which a shareholder can elect to convert his or her shares. To that effect, we note that throughout the registration statement, you refer investors to various sections of the prospectus for further information. Prior to effectiveness, please update these references to provide for specific page numbers.

Questions and Answers for Prospect Stockholders and Warrantholders About the Proposals, page 5

12. The Q&A should not repeat any information that appears in the summary and *vice versa*. For example, information from the following Q&As is repeated in the summary:

    ▪ Why am I receiving this proxy statement/prospectus?
    ▪ What vote is required to approve the proposals presented at the special meeting of Prospect warrantholders?

- What vote is required to approve the proposals presented at the special meeting of Prospect stockholders?

- How will Prospect's directors and officers vote?

- What will happen in the Merger?

- Do I have conversion rights?

- Do I have appraisal rights if I object to the proposed acquisition?

- Do Kennedy-Wilson Holders have appraisal rights if they object to the proposed acquisition?

- What happens if the Merger is not consummated?

Please revise to eliminate repetition between your Q&A and summary section.

Summary of the Material Terms of the Merger, page 1

13. Please tell us why you believe "aggregate value" is an appropriate, balanced measure that represents the real estate that Kennedy-Wilson holds. We note that this figure is as of the time of the initial investment and, therefore, would not reflect any material impairments in value, and that the figure includes investments by unaffiliated third parties.

Summary of the Proxy Statement/Prospectus, page 18

The Merger and the Merger Proposal, page 20

14. We note your statement that the merger met all of the requirements disclosed in the IPO registration statement. Please consider the appropriateness of this statement in light of the fact that Kennedy-Wilson is not in the financial services industry, which was the target industry disclosed in your IPO registration statement, and that you did not contemplate an amendment to the warrants in the IPO registration statement.

Fairness Opinion, page 21

15. Please delete the statement that the summary of the Houlihan Smith opinion is "qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely upon your disclosure. Please also delete the similar statement where it appears elsewhere in the prospectus.

Risk Factors, page 38

16. Please expand your summary section to include a risk factor discussion highlighting the material risks related to the merger, the related transactions and Kennedy-Wilson. Your discussion should be as prominent as the discussion of the potential benefits of

the merger, the related transactions and Kennedy-Wilson in the summary section.

<u>Selected Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40</u>

17. We note your disclosure here and elsewhere in the document that the public warrants can be settled in cash at the option of the holder and that a portion of the warrants must be settled in cash. Explain to us how you have applied the guidance in EITF 00-19 in determining that the warrants should be classified as a component of equity.

<u>Kennedy-Wilson Holdings, Inc.</u>

<u>Pro Forma Summary Unaudited Financial Information, page 42</u>

18. Please revise your disclosure to include net income.

<u>Risk Factors, page 45</u>

19. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

- "Kennedy-Wilson may be subject to additional risks resulting from increased operations in Japan," page 47;

- "Kennedy-Wilson's revenues and earnings may be affected by foreign currency fluctuations," page 47;

- "Kennedy-Wilson's joint venture activities involved unique risks," page 48;

- "Kennedy-Wilson's operating results may vary from quarter to quarter," page 48;

- "The real estate services and investment businesses are highly competitive," page 49; and

- "Kennedy-Wilson has insurance coverage limitations," page 54.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a subheading and understand the risk as it specifically applies to you.

20. Each risk factor should contain a single, discreet risk. We note that many of your risk factors present multiple risks to investors, such as the risks presented under the following subheadings:

- "Kennedy-Wilson's real estate investments involve risk of losses and fluctuations in operating results," page 45;

- "Kennedy-Wilson may lose property management agreements or client relationships," page 49; and

- "As a result of the Merger, the ownership interest of Prospect's current stockholders will be substantially reduced . . . ," page 61.

Please review your risk factors and revise as necessary to present separate and distinct risk factors and subheadings.

If Kennedy-Wilson is unable to raise additional debt and equity capital . . . ., page 46

21. Please quantify Kennedy-Wilson's capital needs for the next 12 months and describe the sources Kennedy-Wilson intends to rely on to fund these capital needs.

"Kennedy-Wilson may be subject to additional risks resulting from increased operations in Japan," page 47

22. We note that you have included a bulleted presentation of potential causations for volatility and difficulty to Kennedy-Wilson's business in Japan. To the extent that any of these bulleted points are material risks, please provide a separate risk factor that highlights the magnitude of such risk to your investors.

"Kennedy-Wilson's operating results may vary from quarter to quarter," page 48

23. Please avoid presenting duplicative risk factors. For example, in the first paragraph following the subheading, you state that the timing of certain real estate investments causes fluctuation in Kennedy-Wilson's financial performance. You have already discussed this risk under the subheading, "Kennedy-Wilson's real estate investments involve risk of loss and fluctuations in operating results," on page 45. Please revise to remove the duplicative disclosure.

"Kennedy-Wilson may lose property management agreements or client relationships," page 49

24. In the second paragraph under this subheading, you state that "Kennedy-Wilson believes many of its clients will continue to use its services for their current holdings and will engage Kennedy-Wilson for newly acquired properties." This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders, page 69

Prospect Founders, page 76

25. We note that Prospect founders, Kennedy-Wilson and Kennedy-Wilson shareholders and/or their respective affiliates may purchase shares or enter into transactions that would provide incentives to vote shares of common stock in favor of the Merger Proposal and Warrant Amendment Proposal. Please revise to clarify how Prospect founders will select shareholders from which to purchase shares and how you will notify all other shareholders of any such arrangements. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities. Also, clarify if they will select shareholders who have already submitted votes via proxy, at the meeting or those who have made their conversion demands.

26. Please revise to explain how the affiliates, Kennedy-Wilson and Kennedy-Wilson shareholders would proceed with their purchases. Discuss how they would target and solicit shareholders. Clarify if you will share voting information with them.

The Merger Proposal, page 83

Management Bonuses, page 84

27. Please explain why only Mr. McMorrow and Ms. Ricks are potentially entitled to receive cash bonuses upon the consummation of the merger.

28. We note that if the merger is not consummated by November 15, 2009, bonus payments of $4.85 million to Mr. McMorrow and $2.0 million to Ms. Ricks will be repaid to Kennedy-Wilson. Please confirm to us that the initial payment of these bonuses on October 15, 2009 will be paid by Kennedy-Wilson, and not from funds in the Prospect's trust account.

29. Please explain why the repayment of the bonuses is based on November 15, 2009 when the merger is required to be completed by November 13, 2009.

Note Forgiveness, page 85

30. Please disclose why it was determined that the promissory note should be forgiven rather than requiring full repayment of the note prior to consummation of the merger. To that effect, we note that Mr. McMorrow will receive up to $11.7 million in bonuses as a result of consummating the proposed merger.

Assumption of Guardian Note, page 85

31. Please disclose why it was determined that Prospect should assume the Guardian Note.

Background of the Merger, page 87

32. Please note that this section should not be limited to only details regarding Prospect's efforts with Kennedy-Wilson. Please revise to discuss, in detail, the efforts and experience of Prospect and its management in pursuing an operating entity, including those entities referenced in the table on page 90. The disclosure should not contain generic references to discussion or negotiations between the parties, but instead, it should describe the substance of those discussions and negotiations in more detail. Furthermore, please identify the persons involved with each contact or negotiation or explain why such identification is not possible.

33. Provide us supplementally with copies of any non-public information that was exchanged between the boards and managements of Prospect and Kennedy-Wilson in the merger negotiations that were not filed with the registration statement, including all analysts' reports, financial forecasts and projections used by Prospect, Kennedy-Wilson and their financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore, need not be disclosed.

34. We note that in the registration statement for your initial public offering that you intended to acquire a financial services company and that your officers and directors had significant experience in the financial services industry. Here, you have determined to acquire a real estate company. Please explain why you decided to deviate from your original acquisition plan and explain what aspects about your officers' and directors' business experiences provides them with expertise in performing due diligence on a real estate company. Furthermore, please consider adding additional disclosure to your Risk Factors section as appropriate.

35. We note that you began a wide search for potential target companies after completing your initial public offering. Please identify the investment bank firms, private equity firms, consulting firms and others who introduced you to targets.

36. Please explain why you engaged two financial advisors, Citigroup and De Guardiola. Please disclose when you engaged each financial advisor in connection with the merger and clarify the respective role of each financial advisor.

Prospect's Board of Directors' Reasons for Approval of the Merger, page 94

37. Please disclose the names of the publicly traded companies that your board of directors deemed were similar to Kennedy-Wilson. Please disclose the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. To the extent that these companies were different than the ones used in Houlihan Smith's comparison, please explain why. To that effect, please confirm if the list of companies presented on page 96 is exhaustive.

38. We note that Houlihan Smith determined that Kennedy-Wilson's fair market value "was at least equal to $194 million." Please disclose if that was the same fair market value that the board applied to Kennedy-Wilson in making its determination. To the extent that the board determined that Kennedy-Wilson's fair market value differed than the value determined by Houlihan Smith, please quantify that value and explain how the board reached its conclusion.

39. We note that Houlihan Smith's conclusion is based on the midpoint of the fair market value indicated by its methodologies, and that the low-end of the range may not exceed 80% of the balance in the trust account. Please disclose what consideration the board gave to the range of values computed by Houlihan Smith.

40. We note that the board determined that the merger and related transactions were in the best interests of your stockholders. Please revise to clarify if the noted determination included the consideration of purchases, incentives and non-cash arrangements that may be used to influence shareholder votes and guide the outcome of approval.

41. Please provide more disclosure about the board's determination that the consideration to be paid by Prospect was fair to its stockholders.

42. Please clarify that you have discussed all the material factors considered by the boards.

Comparable Company and Comparable Transaction Valuation Metrics, page 96

43. Please provide detail about the comparisons that the board made with the companies listed on page 96. Disclose the valuation metrics, how those metrics were determined, the assumptions and calculations underlying those metrics and how they influenced the board's determination.

Additional Factors, page 96

44. We note your disclosure that certain of your officers and directors "may" have different interests than your stockholders. It appears that the different interests do, in fact, exist, even if they do not act on such interests. Please revise to clarify. Also, revise to identify the "certain" officers and directors who have different interests.

45. Please confirm that you have included all material negative factors that the board considered in making its determination to recommend the merger to your stockholders. To that effect, we note that you have neither discussed possible rescission and damages claims, nor the fact that it was determined to pursue a real estate company with which to merge rather than a financial services business as adverse factors.

Satisfaction of 80% Test, page 97

46. Please revise to explain what you mean by the "financial analysis Prospect generally used to approve the transaction." Please describe each material analysis used by the board and its conclusions.

47. In this section, please quantify the amounts that the board determined constituted the fair market value of Kennedy-Wilson and the trust account as the time of making its determination. Describe the basis for each determination.

Kennedy-Wilson Board of Directors' Reasons for Approving the Merger, page 99

48. Please tell us why you have not included a discussion and copy of the opinion of Berkshire Capital Securities LLC.

Fairness Opinion, page 102

49. Please provide us with copies of all the materials that Houlihan Smith prepared in connection with its fairness opinion or otherwise provided to the board, including, among other things, any "board books," drafts of fairness opinions and summaries of all oral presentations made to the board.

50. Please describe in more detail the board's method of selection of Houlihan Smith. Refer to Item 1015(b) of Regulation M-A for guidance.

51. Please describe the "certain losses" for which you are required to indemnify Houlihan Smith.

52. We note that in rendering the fairness opinion, Houlihan Smith relied on financial projections prepared by Kennedy-Wilson's management and other information about Kennedy-Wilson. Please revise your disclosure to describe the financial projections relied upon and to summarize the other information that is material to the fairness opinion. We note that the fairness opinion prepared by Houlihan Smith states that "[t]he Opinion shall be used *only* (i) by the Board in evaluating the Merger Consideration to be paid by the Acquirer for the target . . . " (emphasis added). This appears to be a limitation on reliance by shareholders and because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Houlihan Smith's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan Smith arising under applicable law.

53. We note that while there is significant disclosure on conclusions regarding Kennedy-Wilson's fair market value, there is very little disclosure about Houlihan Smith's determination that the consideration to be paid by Prospect in conjunction with the merger is fair. Please provide more detail about Houlihan Smith's determination that the consideration to be paid is fair and also disclose what effect, if any, was given to the inclusion of the following in the total consideration to be paid:

  ▪ Forgiving the promissory note owed by Mr. McMorrow;

  ▪ The bonuses to be provided to certain management individuals of Kennedy-Wilson; and

  ▪ Assuming the Guardian Note.

  To the extent that the above items were not determined to be part of the total consideration, please explicitly state that in your prospectus and explain why not.

Income Approach—Discounted Cash Flow Method, page 106

54. Please provide additional disclosure as to how Houlihan Smith arrived at the equity value for Kennedy-Wilson. For example, disclose the net cash flows, the projected period and the net interest bearing debt. Please also explain, quantifying your explanation, why the revised information regarding depreciation and capital expenditures resulted in a greater valuation.

Market Approach, page 107

55. Please expand your discussion of how Houlihan Smith arrived at the fair market value of the direct real estate segment. For example, disclose properties' net operating income, the overall capitalization rate used, appraisal values, value from units sold applied to the number of remaining units, recent purchase price, book value, or company estimates from previous sales. Explain how these methodologies resulted in the fair market value disclosed.

Guideline Public Company Method, page 107

56. Please revise to provide the date when the initial public offerings of the companies listed on page 108 commenced.

57. Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Provide similar disclosure in the "Comparable Transactions Method" section.

58. Please revise your disclosure to provide additional disclosure about the underlying data used to calculate the median multiples. For example, please disclose multiples calculated for each comparable company and how Houlihan Smith arrived at the median. Provide similar disclosure in the "Comparable Transactions Method" section.

59. Please disclose the discount rate applied to Kennedy-Wilson's estimated 2009 revenue and EBITDA and how Houlihan Smith arrived at the range of equity value of $101.4 million (based on revenue multiple) to $262.1 million (based on EBITDA multiple) based on the discussion in this section. Provide similar disclosure in the "Comparable Transactions Method" section.

60. Please also describe how Houlihan Smith arrived at the "estimated equity value for Prospect pro forma for the Merger of $555.1 million" and what this means. Provide similar disclosure in the "Comparable Transactions Method" section.

Comparable Transactions Method, page 108

61. We note that all of the transactions that Houlihan Smith reviewed were initiated in
    2007 and 2008. Please revise to state when the transactions were completed. To the
    extent that some of the transactions were completed in fiscal 2007 or by the fall of
    2008, please discuss why such transactions are useful for comparison in light of the
    substantial time that has passed since they were completed and the intervening
    downturn in the real estate market and global economy.

Material United States Federal Income Tax Consequences, page 110

Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock,
page 111

62. We direct your attention to the following statement: "If the Merger is treated as such
    a reorganization . . . ." Please inform counsel that is inappropriate to assume the
    legal conclusion underlying the opinion. Here, the tax treatment depends on whether
    or not the merger will qualify as a reorganization and therefore, counsel must opine
    on this matter. Please revise accordingly.

The Merger Agreement, page 115

Effect of Termination, page 127

63. Please disclose material termination fees, if any, that Prospect will be obligated to
    pay should the merger not be consummated.

Kennedy-Wilson Holdings, Inc. - Unaudited Pro Forma Condensed Consolidated
Statement of Operations, page 136

Pro Forma Adjustment (1), page 137

64. Explain to us your basis for eliminating the historical operations of Prospect from the
    pro forma operations.

Pro Forma Adjustment (5), page 137

65. Given that you have adjusted the incremental expense related to restricted shares
    issued in conjunction with the merger transaction for the expense stock based
    compensation included in the historical Kennedy-Wilson financial statements,
    explain to us how you determined that this adjustment would be necessary.

The Director Election Proposal, page 156

Independence of Directors, page 160

66. Please disclose the names of the directors who will be determined to be independent post-merger in compliance with AMEX.

Audit Committee, page 160

67. It appears that you have already determined the individuals who will serve on the audit committee post-merger. Please identify the individual who will be a financial expert within the meaning of Item 407(d)(5)(ii) of Regulation S-K.

Business of Kennedy-Wilson, page 182

68. Please revise your disclosure to indicate if Kennedy-Wilson intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes.

KW Investments, page 182

69. Please provide more disclosure about Kennedy-Wilson's policies with respect to investing in real estate. For example, please disclose the following information:

- The geographic area or areas in which Kennedy-Wilson proposes to invest;

- The method of operating its real estate properties;

- Kennedy-Wilson's policy as the amount or percentage of assets that will be invested in any specific property; and

- Any other material policies with respect to the ownership and operation of real estate properties.

70. We note that Kennedy-Wilson co-invests in the acquisition of various types of properties. For each materially important property in which Kennedy-Wilson has an investment, please disclose the following information about that property:

- The location and general character;

- The nature of Kennedy-Wilson's title to, or interest, in it;

- The nature and amount of all material mortgages, or other liens or encumbrances against it, including the principal amount of each material encumbrance, the interest and amortization provisions, the pre-payment provisions and the maturity date and balance due at maturity assuming no payment has been made on principal in advance of the due date;

- The principal terms of any lease of such property, or contract to purchase or sell it;

- Any proposed program for the renovation, improvement or development of it; and

- The general competitive conditions to which the property may be subject.

71. Please provide the following information with respect to Kennedy-Wilson's real estate properties and investments:

- The occupancy rate of any material property and occupancy rate on a portfolio basis for the last five years;

- The number of tenants occupying ten percent or more of rentable square footage and the principal business of such tenant;

- The principal business, occupations and profession carried on in or from material properties; and

- The average effective annual rental per square foot or unit for each material property for each of the last five years.

72. Please provide a schedule of lease expirations for each of the ten years starting with the year in which this registration statement was filed that includes the following information:

- The number of tenants whose leases will expire;

- The total area in square feet covered by such leases;

- The annual rental represented by such leases; and

- The percentage of gross annual rental represented by such leases.

Kennedy-Wilson Strengths, page 184

73. Please disclose why Kennedy-Wilson believes it has a "unique platform."

Kennedy-Wilson's Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 191

74. Please revise the "Overview" section to describe the most important matters on
which Kennedy-Wilson's management focuses in evaluating its financial condition
and operating performance and provide the context for the discussion and analysis of
the financial statements. The Overview should identify and address those key
variables and other qualitative and quantitative factors that are peculiar to and
necessary for an understanding and evaluation of Kennedy-Wilson. This discussion
should address both past and prospective financial condition and operating
performance, including a discussion of known material trends and uncertainties.

Results of Operations, page 195

75. We note that Kennedy-Wilson's business has two reportable segments: (1) services
and (2) investments. Please revise the results of operations to discuss such segments
separately or explain why such presentation would not be beneficial to investors.

Kennedy-Wilson Consolidated Financial Results and Comparison of six months ended
June 30, 2009 and six months ended June 30, 2008, page 195

Revenues, page 195

76. We note your disclosure here that gains on sales of properties have been included in
revenue. Explain to us how you determined that these amounts would not be more
appropriately classified as a component of non-operating income (expense) in
accordance with Rule 5-03 of Regulation S-X.

Liquidity and Capital Resources, page 201

Historical Cash Flows, page 201

77. Given that Kennedy-Wilson has a history of net cash used in operations and
approximately $4 million of availability on its $30 million line of credit, explain to
us how you determined that it would be appropriate to disclose that Kennedy-Wilson
believes that existing cash plus cash from operations as well as its current lines of
credit will provide Kennedy-Wilson with sufficient capital requirements for the
foreseeable future.

Executive Compensation, page 207

Kennedy-Wilson Executive Compensation, page 207

Compensation Discussion and Analysis, page 207

78. Please expand the discussion of Kennedy-Wilson's compensation awards to explain
    specifically why each named executive officer received the base salary, bonus and
    stock option grant that he or she did. For example, your discussion of base salary
    should explain specifically how each factor, such as individual responsibilities and
    performance as well as overall company performance, was used to determine
    individual base salaries and why it was decided to award base salaries based on the
    respective executive officer's ability to meet those factors. Please refer to Item
    402(b) of Regulation S-K for guidance.

2009 Stock Option Grants, page 211

79. Please confirm if the stock options granted in early 2009 were granted in
    consideration of the named executive officers' performances for 2008 or if the grants
    were solely to retain the named executive officers as employees for 2009. To the
    extent that the grants were for 2008 performance, please include them in the 2008
    Summary Compensation Table on page 213.

Beneficial Ownership of Securities, page 227

80. For all entities disclosed in the beneficial ownership table, please disclose the natural
    person with voting or dispositive power.

81. We note your statement in footnote (17) that Mr. McMorrow disclaims his interest in
    the shares held by his wife and son. Please note, however, that a person is generally
    regarded as the beneficial owner of securities held in the name of his or her spouse or
    minor child. See Securities Act Release 33-4819 (Feb. 14, 1966). We do not object
    to the disclaimer of beneficial ownership in the footnote, however, the amount of
    shares shown in the table should reflect all shares beneficially owned. Please revise
    the beneficial ownership table to include the total amount of shares owned by Mr.
    McMorrow.

Price Range of Securities and Dividends, page 246

Kennedy-Wilson, page 247

82. Please disclose the symbol under which Kennedy-Wilson's common stock is quoted
    on Pink Sheets in this section.

Financial Statements

Kennedy-Wilson, Inc and Subsidiaries

Consolidated Statements of Income and Comprehensive Income, page F-33

83. Tell us how your income statement presentation complies with requirements of Rule
5-03 of Regulation S-X. Specifically, explain to us how you determined that it
would be appropriate to classify interest income and equity in joint venture income
as components of operating income.

Consolidated Statement of Cash Flows, page F-35

84. We note that you have made distributions to preferred shareholders in excess of cash
flows from operating activities. Please tell us, and disclose in the liquidity section of
your MD&A, the sources of cash used to make these distributions.

Note 5 – Investment in Real Estate, page F-43

85. Please provide us with a more detailed description of the properties that were sold
during 2007. In your response, explain to us why these properties were not classified
as discontinued operations in the December 31, 2006 statement of income.
Additionally, please consider expanding your footnote disclosure to include this
information.

86. We note that you have capitalized interest during the years ended December 31,
2008 and 2007. Please provide us with a detail of construction in progress by year
and individual investment. In addition, please expand your footnote disclosure to
include this information.

Note 6 – Investments in Joint Ventures, page F-44

87. Given the significance of KW Residential to Kennedy-Wilson, explain to us why you
have not included audited financial statements of KW Residential in accordance with
Rule 3-09 of Regulation S-X.

Note 7 – Fair Value Measurements and the Fair Value Option, page F-47

Fair Value Option, page F-47

88. Please provide us with more information on the two equity method investees for
which you have elected the fair value option. In your response, tell us the types of
assets these investees invest in and whether they are considered to be investment
companies. Additionally, given the significance of the unrealized gain on these

investments to the net income of Kennedy-Wilson, tell us why you have not included audited financial statements in accordance with Rule 3-09 of Regulation S-X.

Note 16 – Commitments, page F-54

Litigation, page F-54

89. Please provide us with greater detail of the pending litigation against Kennedy-Wilson. Consider expanding your disclosure to describe the nature and status of the claim.

Note 22 – Segment Information, page F-57

90. Please revise your disclosure to include geographic information as required by paragraph 38 of SFAS 131.

Annex A

Agreement and Plan of Merger by and among Prospect Acquisition Corp., KW Merger Sub Corp. and Kennedy-Wilson Inc.

91. Please include the KW Disclosure Schedule with the agreement in your amendment, or tell us why the KW Disclosure Schedule does not contain information material to an investment decision. At a minimum, include a list briefly identifying the contents of all omitted schedules. See Item 601(b)(2) of Regulation S-K.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-5

92. We note that the material contracts, such as exhibits 10.33, 10.34, 10.36, 10.91, 10.92 and 10.95, omit schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your amendment or tell us why you believe this information is no longer material to investors.

93. Please include a form of proxy card in the next amendment.

Exhibit 5.1, page II-6

94. Please file a legality opinion as soon as possible or provide us with a draft opinion with your next amendment.

Exhibit 8.1, page II-6

95. Please revise your tax opinion to expand the opinion to cover the material tax consequences of the merger, in particular that the merger will qualify as a reorganization under Section 368(a) of the tax code.

96. Please remove any inappropriate legal assumptions in your tax opinions, such as the assumption in the Loeb & Loeb LLP legal opinion that "the Merger will be reported in a manner consistent with its treatment as a 'reorganization' within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended."

Item 22. Undertakings, page II-14

97. Please provide the undertaking required by Item 512(a)(5) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Floyd Wittlin, Esq.
    Laurie A. Cerveny, Esq.
    Bingham McCutchen LLP
    Via facsimile (617) 345-5079